Exhibit 99.2

ASML 2005 Second Quarter Financial Results

ASML Holding N.V. will announce its 2005 Second Quarter Financial Results on Wednesday, July 13, 2005

Press Release

The Press Release will be available as of 8.00 am CET (2.00 am EST).

Consolidated Financial Statements

The Consolidated Financial Statements will be available as of 8.00 am CET (2.00 am EST).

Presentation

The presentation will be available as of 8.00 am CET (2:00 am EST).

Press Conference Call / Web Cast

There will be a thirty minute conference call with ASML Senior Management at 10.00 am CET (4.00 am EST). The conference call will also be webcast live.

The numbers to dial in are: +31.70.304.3321 - the Netherlands +1.703.621.7403 - US

A replay of the webcast will be available on ASML.com until August 22, 2005.

Analyst Conference Call / Web cast

There will be a sixty minute conference call with ASML Senior Management at 4.30 pm CET (10.30 am EST). The conference call will also be webcast live.

The numbers to dial in are: +31.20.531.5871 - the Netherlands +1.706.679.0473 - US

A replay of the webcast will be available on ASML.com until August 22, 2005.

ASML P.O. BOX 324 5500 Alt Vedlhoven The Netherlands